UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 28, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

In July 2010, Ms. Dakota Breyer was engaged as the Director of Finance of GEROVA Financial Group, Ltd. (“GEROVA”).  As Director of Finance (a non-executive officer position), Ms. Breyer will assist management with GEROVA’s reporting obligations with the Securities and Exchange Commission (the “SEC”) and compliance with the Sarbanes-Oxley Act of 2002, and will support management with investor relations and cash management efforts.

Ms Breyer is a Certified Public Accountant with 15 years of progressive accounting experience.  She began her career with Arthur Andersen in Minneapolis.  From there she held positions at Northwestern Corporation, the $7 billion publicly-traded energy conglomerate.  She assisted with SEC reporting and accounting obligations of the parent company and also served as Senior Acquisition Analyst involved with the purchase of 18 telecommunications companies.  She went on to spend a number of years in the US Virgin Islands, first as an Audit and Tax Manager with a regional accounting firm and then as a Contract Accountant working with corporations including IBM, SAIC, KPMG and the US Departments of Defense and Education.  Recently, Ms. Breyer has served as Principal and Practice Leader in the consulting division of Solomon Edwards Group in Washington, D.C.   There, she also served as an Interim Director of Finance – Mergers and Acquisitions Integration and an SEC Reporting Research Manager for an acquired company.  She was most recently the Director of Financial Reporting and Corporate Controller for the Fontainebleau Resort in Miami Beach.  Ms. Breyer earned a Bachelors of Science in Business Administration from the University of South Dakota in 1995.

Exhibits

None.

     SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

September 28, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President